Hanson McClain Retirement Network, LLC dba AW Securities
(SEC ID No. 8-52250)

Statement of Financial Condition

December 31, 2025

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

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SEC FILE NUMBER
8-52250

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hanson McClain Retirement Network, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

340 Palladio Parkway, Suite 501
(No. and Street)

Folsom	CA	95630
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Grigsby	469-694-0458	gary.grigsby@allworthfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

560 Mission Street, Ste 1600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Grigsby _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hanson McClain Retirement Network, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Gary Grigsby*

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hanson McClain Retirement Network, LLC

December 31, 2025

Table of Contents



Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Hanson McClain Retirement Network, LLC dba AW Securities and the Board of Directors of AFG Parent GP, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC dba AW Securities (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

DocuSigned by:

Ernst & Young LLP

05D9327A84D245E...

We have served as the Company's auditor since 2021.

March 30, 2026

Hanson McClain Retirement Network, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	438,792
Commissions receivable		781,898
Marketing fees receivable		16,900
Prepaid expenses and other assets		220,213
Due from related parties		76,968
Total Assets	$	**1,534,771**

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	43,030
Accrued compensation and benefits		158,699
Due to related parties		57,536
Total Liabilities		259,265
Member's Capital		1,275,506
Total Liabilities and Member's Capital	$	1,534,771

The accompanying notes are an integral part of the statement of financial condition.

Hanson McClain Retirement Network, LLC

Notes to the Statement of Financial Condition

December 31, 2025

1. **Organization**

   Hanson McClain Retirement Network, LLC (the "Company"), dba AW Securities was formed as a California limited liability company in July 1998. On July 6, 2017, the Company converted from a California limited liability company to a Delaware limited partnership and changed its name from Hanson McClain Retirement Network, LLC to Hanson McClain Retirement Network, LP. On October 27, 2020, the Company converted to Hanson McClain Retirement Network, LLC, a Delaware limited liability company. The Company is owned 100% by Allworth Financial Group, LP ("AFG," or the "Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

2. **Significant Accounting Policies**

   Basis of Presentation
   The statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The significant accounting policies described below, together with other notes that follow, are an integral part of the statement of financial condition.

   Segment Information
   The Company is engaged in a single line of business as a broker-dealer and operates in one reportable segment. The Company operates and provides services to customers in the United States. The Company earns commissions related to the sale of variable life insurance or annuities, mutual funds, 529 plans and advising group retirement plans. The Company provides marketing and training support to independent financial advisors (the "Marketing Partners"). The Company has identified its Chief Financial Officer as the Chief Operating Decision Maker ("CODM"), who uses revenue to evaluate the results of the business and excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

   Use of Estimates
   The preparation of statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2025, the Company had no cash equivalents. At December 31, 2025, the Company had no restricted cash or restricted cash equivalents.

   Commissions Receivable
   The Company accrues commissions related to sales of variable products, mutual funds, 529 plans and group retirement plans that were generated in the year ended December 31, 2025, but which were not collected before the end of the year. As of December 31, 2025, the expected credit losses on commissions receivable were not material.

Hanson McClain Retirement Network, LLC

Notes to the Statement of Financial Condition

December 31, 2025

2. **Significant Accounting Policies (Continued)**

    Marketing Fees Receivable
    The Company accrues marketing fees which resulted from sale of securities to investors by the Company's Marketing Partners during the year ended December 31, 2025 but which were not collected before the end of the year. As of December 31, 2025, the expected credit losses on fees receivable were not material.

    Prepaid Expenses and Other Assets
    The Company includes amounts paid in advance for goods or services to be received in the future in prepaid expenses and other assets. The balances are expensed over time as the benefit of the underlying goods or services is realized.

    Fair Value of Financial Instruments
    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such assets and liabilities. The Company has no financial instruments required to be reported at fair value on a recurring basis.

    Income Taxes
    The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income tax, the Company passes 100% of its taxable income and expenses to its sole Member. Therefore, no provision or liability for federal or state income taxes is included in the statement of financial condition. The Company is no longer subject to examinations by major tax jurisdictions for years before 2020.

3. **Risk Concentration**

    At December 31, 2025, the Company held cash deposits at a financial institution which were in excess of applicable federal insurance limits by $188,792.

4. **Net Capital Requirements**

    The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined in Rule 15c3-1. At December 31, 2025, the Company's net capital was $654,526 which exceeded the requirement by $637,242. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1.

Hanson McClain Retirement Network, LLC

Notes to the Statement of Financial Condition

December 31, 2025

5. **Related Party Transactions**

   Under an overhead administrative services agreement, AFG, the Company and the Company's related party by common ownership, Allworth Financial, LP ("AWF"), share certain administrative services, including compensation and benefits expense relating to human resource management, accounting services, and operating expense relating to software and rent. Net cash is settled with allocated expenses in accordance with the agreement. At December 31, 2025, the Company disclosed within Due to related parties $57,536 payable balances to AWF, and $76,968 was receivable from AWF, on the statement of financial condition.

   The Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

6. **Revenue from Contracts with Customers**

   Contract Balances

   The Company records receivables when revenue is recognized prior to payment, and it has an unconditional right to payment. The Company had receivables related to revenue from contracts with customers of $1,047,862 at January 1, 2025, and $798,798 at December 31, 2025. The Company had no deferred revenue as of December 31, 2025

7. **Commitments and Contingencies**

   At December 31, 2025, the Company had no obligations under guarantee arrangements and management was not aware of any commitments or contingencies that have a material impact on the statement of financial condition.

8. **Subsequent Events**

   The Company has evaluated subsequent events through March 30, 2026, the date on which the statement of financial condition was issued. The Company declared and paid distributions of $500,000 to AFG on January 27, 2026 and March 3, 2026.